

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 30, 2010

VIA U.S. MAIL

Allan Ligi
Poway Muffler and Brake, Inc.
13933 Poway Road
Poway, CA 92064

Re: Poway Muffler and Brake, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 5, 2010
File No. 333-164856

Dear Mr. Ligi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the $0.05 per share price of the shares you are registering is the same price or less than that the selling shareholders paid for their shares in private placements. As such, it appears the $0.05 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.05 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

2. Please submit a redlined version of your next amended Form S-1 on EDGAR and ensure that the redlined version marks all changes in the document.

3. Please reconcile your use of the phrase "Company" throughout. For example, it appears from page 1 that Company refers to Power Muffler and Brake, Inc., but the disclosure in the financial statements beginning on page 20 seems to use the word Company to refer to Ross Investments. In addition, clarify whether "PMB" and "Company" refer to you prior to the merger with Ross, or subsequent to the merger.

Prospectus Cover

4. You state here that your common stock has no voting rights. On page 10 you state that your common stock holders are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Please reconcile these statements.

Prospectus Summary, page 1

5. Please expand your disclosure to discuss the fact that Ross Investments was dormant in 2007 and 2008 until the merger with Poway Muffler and Brake, Inc.

6. Refer to the third paragraph. We note that you reference financial data for the nine months ended September 30, 2009. Please update to reflect financial data for the fiscal year ended December 31, 2009. In addition, please update throughout your filing as necessary.

7. Please revise here and throughout as needed to indicate losses by use of parenthesis.

Summary Financials, page 2

8. Please revise to include the table that provides summary consolidated financial statement data as of December 31, 2009.

Risk Factors, page 3

9. Please add a risk factor to discuss the risks associated with your reliance on two full-time employees and what their loss to your business would mean. If true, also include a risk factor discussing the fact that there are no independent directors to provide management oversight.

10. Please add a risk factor discussing the added costs of being a public company. Discuss the risks associated with the fact that the officer of the company does not have any previous experience managing a public company and the difficulties in

maintaining acceptable internal controls in regards to financial reporting with only one officer/director.

11. Include a risk factor discussing the fact that selling shareholders are offering a significant percentage of your outstanding shares pursuant to this registration statement and that this fact will make it unlikely that you will be able to make a successful offering of your securities to raise capital in the near term.

We may have difficulty meeting our retail expansion goals, page 3

12. We note that this risk factor focuses on the challenges related to locating suitable sites and negotiating acceptable lease or purchase terms. However, it appears that your limited financial resources also pose a significant challenge to your expansion goals. Please either expand this risk factor or add a new risk factor to highlight your limited funds and how this could impact your goals. Please also quantify your expected near and long term capital needs.

Selling Shareholders, page 7

13. Please reconcile your disclosure here regarding the Regulation D offering being completed in April 2004 with your disclosure in the Issuance of Unregistered Securities on page 32.

14. Please expand your disclosure to identify the individual or individuals at Black Marlen, Inc., Davidson Trust, Equisource Financial, Inc., and Intercorp, Inc. who exercise voting control and/or investment control over the securities being offered for sale.

Plan of Distribution, page 9

15. Please revise to clarify that each of the selling shareholders may be deemed an underwriter.

Description of Securities, page 9

16. Please remove the first sentence of the third paragraph on page 10 as it is a legal conclusion.

Description of Business, page 11

17. Please revise to remove the marketing language throughout this section or provide support where appropriate. For example, provide support for or remove your statement that owning a custom tube bending machine provides you with an "extreme competitive advantage." Explain what competitive advantage you gain relative to others by the fact that the average age of automobiles has been

increasing. Describe how your customers can save 40% when needing a catalytic converter replaced and how you determined this percentage. Provide support for your statement related to your growth in recent years, particularly as compared to your increasing net losses. Provide support for your claim that you have already yielded significant results from the relationship you formed with a local body shop in 2008. Also, provide support for your belief that relationship may provide as much as a 15% increase in revenues and disclose whether there is a written contract related to this relationship. Provide a basis for your belief that the fleet servicing program may be another significant contributor towards your profitability. Also, explain how your ability to service large and custom vehicles gives you a market advantage over local competitors, and provide support for the inference made that local competitors do not have the capability to service such vehicles. Please explain how your climate provides any level of competitive advantage, particularly given that the majority of your competition is likely local.

Available Information, page 13

18. Please revise to reflect the correct address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

19. Please remove the statement that the registration statement includes only summaries of the material terms of the referenced contracts, agreements or documents of the company.

Report of the Independent Registered Public Accounting Firm, page 15

20. Refer to the second paragraph of the report. It appears that the report is qualified since the independent accounting firm's report indicates that there was an exception that the audit was in accordance with the standards of the Public Company Accounting Oversight Board. Please either tell us what the exceptions are or correct the report as necessary. Note that in accordance with SAB Topic 1(E)(2), the Staff does not consider the requirements for audited financial statements met when the auditor's opinion is qualified.

Balance Sheet, page 16

21. Please explain to us why the amount of inventory as reported on your balance sheets is the same for each period presented.

Note 1: Organization and Description of Business, page 20

22. Please tell us in greater detail why you consider the merger with Ross Investments, Inc. a reverse acquisition of the Company. We note that pursuant to the Share Exchange Agreement 100,000 shares of Poway Muffler and Brake, Inc. were converted into 100,000 shares of the Company (Ross Investments, Inc.).

Since Ross Investments, Inc. had 1.3 million shares outstanding at the time of the merger, it does not appear that the shareholders of Poway Muffler and Brake, Inc. obtained operating control of the combined company after the merger.

Going Concern, page 21

23. Please discuss here, and perhaps in the Description of Business section on page 11, what personnel changes you are referring to and the timeframe of such changes.

Inventory, page 22

24. Please disclose the major classes of inventory and provide all other disclosure required by Rule 5.02 (6) of Regulation S-X.

Note 6: Capital Structure, page 25

25. We note your disclosure that 100,000 shares were issued to the former stockholders of Ross Holdings to consummate the merger. From disclosure elsewhere in your filing, it appears that the 100,000 shares were issued to the stockholders of Poway Muffler and Brake, Inc. Please advise or revise as appropriate.

Management Discussion and Analysis of Financial Condition, page 27

Please revise to clarify that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

Results of Operations, page 27

26. It is unclear what the first two sentences of this section have to do with your results of operations. Please remove or relocate this disclosure or explain how these facts impact your results.

Long Term Goals, page 28

27. Please provide greater details and support for your plans to expand to six locations in the next 36 to 60 months and your ability to fund such expansion from operations. For example, discuss whether you have identified any potential locations or have conducted research to determine the potential demand for such facilities. Also discuss the difficulties you are likely to face in funding this expansion from operations given your current economic condition and the challenges you will likely face if you seek outside funding. Also, discuss the impact to existing shareholders if you ultimately must rely on raising capital

through the sale of stock. In each case, quantify your capital needs and identify expected sources of such capital.

Directors, Executive Officers, and Control Persons, page 28

28. Please expand your disclosure in this section to provide all the information required by Item 401 of Regulation S-K. For example, disclose the period during which Mr. Ligi has served in his capacity, and the specific dates of employment. Also, briefly describe each his business experience during the past five years. Please also disclose whether Mr. Ligi dedicates 100% of his time or some other percentage of time on the business.

Security Ownership of Certain Beneficial Owners and Management, page 29

29. Please explain why the 100,000 shares beneficially owned by Bruce Penrod are not reflected in the table.

30. Please reconcile your disclosure on page 29 that there are 9,625,000 shares issued and outstanding, with your disclosure on page 30 that there are 1,460,000. Please also reconcile this 1,460,000 figure with the financial statements which indicate that there are 1,360,000 shares issued and outstanding.

Issuances of Unregistered Securities, page 32

31. Please reconcile the disclosure in the table on page 29 that Mr. Ligi beneficially owns 200,000 shares, with the disclosure here showing that he received 100,000 shares contemporaneous with the merger. Please also correct the typo here reflecting that he was issued 1000,000 shares.

32. With respect to the July offering, indicate the value of the services rendered in exchange for the shares.

33. Please indicate the specific exemption from registration relied upon for the December, 2008 issuance of securities. Also, indicate whether any other shares were issued in the merger and provide facts supporting the exemption relied upon.

Signatures, page 34

34. Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

Exhibit 5.1

35. Please revise to remove the assumption related to the due execution and delivery of all documents, or to except the company from this assumption.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

36. Please provide an updated consent of the independent registered accounting firm. The current consent included in your filing references the wrong form, an incorrect year-end, and an incorrect date for the auditor's report.

Other

37. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Karen A. Batcher, Esq.
        Via Facsimile (619) 512-5184